OD 9/23/13

[redacted]

Rec'd 8/27/13

13025822

SECU ... SION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2013
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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SEC FILE NUMBER
8 - 52858

ANNUAL AUDITED REPORT
FORM X-17A-5 1A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloc Trading, LLC

D/B/A Range Global LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 17th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitchell | (212) 338-3200 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) | Roseland (City) | New Jersey (State) | 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 11/16/2015

OATH OR AFFIRMATION

I, Brian Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Range Global LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

CAROL WANG
Notary Public - State of New York
No. 01WA6087955
Qualified in Queens County
My Comm. Expires Mar. 3, 2015

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RANGE GLOBAL LLC
(formerly known as NavPoint, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

RANGE GLOBAL LLC (formerly known as NavPoint, LLC)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Range Global LLC (formerly known as NavPoint, LLC)

We have audited the accompanying statement of financial condition of Range Global LLC (formerly known as NavPoint, LLC) (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Range Global LLC (formerly known as NavPoint, LLC) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 27, 2013

RANGE GLOBAL LLC (formerly known as NavPoint, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012		
ASSETS		
Cash and cash equivalents	$	66,575
Restricted cash		146,285
Receivables from clearing brokers, including clearing deposits of $1,282,070		1,323,799
Prepaid expenses and other current assets		101,152
Due from affiliates		25,417
Furniture, computers and office equipment, net		17,577
Other assets		21,073
	$	1,701,878
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	425,114
Income tax payable		49,375
		474,489
Members Equity		1,227,389
	$	1,701,878

See accompanying notes to financial statement.

RANGE GLOBAL LLC (formerly known as NavPoint, LLC)

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Range Global LLC (formerly known as NavPoint LLC) (the "Company") is a Limited Liability Company organized under the laws of the state of New York on May 22, 2006. The Company's operations consist primarily of engaging in principal transactions and providing investment banking services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 27, 2013. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Restricted Cash

Restricted cash consist of a security deposit held in a high yield savings account.

Commission Income

Commission income is received monthly but recognized as securities transactions occur. These revenues are recorded on a trade basis. Due from brokers consists of commission income receivable at December 31, 2012.

Brokerage Expense and Clearing Fees

Brokerage expense and clearing fees are recorded as securities transactions occur.

Third Party Research

Third party research is paid to the Company for providing research to clients. This income is recognized as revenue when earned.

Solicitation Fees

The Company earns solicitation fees from clients for which the Company refers investors for investment management services. These fees are recorded as earned.

1. Summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Furniture, Computers and Office Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	5 years	Straight-line
Computer hardware	5 years	Straight-line

Goodwill

In accordance with GAAP, goodwill and intangible assets with an indefinite useful life are not being amortized , but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company's goodwill arose from its purchase of Wright Brothers & Co. Inc. During 2012 the entire goodwill balance became impaired and was written off.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, and is recorded as an imputed expense.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

1. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Office equipment	$	3,344
Furniture and fixtures		2,626
Computer hardware		61,001
		66,971
Less accumulated depreciation and amortization		49,394
	$	17,577

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $903,000, which was approximately $871,000 in excess of its minimum requirement of $32,000.

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $1,282,070.

5. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company leases office space under operating leases expiring through 2014. Future minimum rental commitments for the periods ending December 31 are approximately:

Year Ending December 31,	
2013	$ 300,000
2014	73,000
	$ 373,000

8. Related party transactions

Effective December 15, 2010, the Company entered into a solicitation agreement (the "Agreement") with Bristol Investment Partners, LLC ("Bristol"), and a member of Bristol is an affiliate of the Company. Bristol does not execute any securities transactions through the Company, however, as per the Agreement, the Company will seek to solicit investment advisory clients for Bristol and investors for certain private investment pools for which Bristol serves as a sub-advisor. For the year ended December 31, 2012, the Company earned approximately $18,000 in solicitation fees from Bristol.

9. Subsequent events

From January 1, 2013 through February 27, 2013 the Company approved capital distributions of $160,000.

On February 10, 2013, the Company and FINRA agreed to a settlement in principle regarding certain actions taken by the Company's predecessor Blue Trading LLC. The proposed settlement remains subject to internal review and approval at FINRA, and provides for the Company to pay a fine of $150,000. The Company accrued this amount as of December 31, 2012 and it is included in accounts payable and accrued expenses on the statement of financial condition.